Lehman Brothers Holdings Inc.
                      3 World Financial Center, 24th Floor
                               New York, NY 10285


                          OFFICE OF THE GENERAL COUNSEL


                                                             February 10, 1997



Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Attn:  Document Control--EDGAR


Re:  SCHEDULE 13G


Dear Commissioner:

         On behalf of Lehman Brothers Holdings Inc. (the "Reporting Person"), submitted in electronic form for filing, is a Schedule 13G relating to the Reporting Person's ownership of Common Stock of APCO Argentina Inc.

         Lehman Brothers Holdings Inc. is wiring the $100.00 fee to the SEC's account at Mellon Bank for this filing today.

         If you have any questions regarding this filing, please contact the undersigned at (212) 526-1911.


Very truly yours,

/s/ Karen C. Manson
-------------------
Karen C. Manson
Vice President
Secretary


Enclosure

cc:      APCO Argentina Inc.
         National Association
          of Securities Dealers, Inc.